UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QDM International Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

74738H 106
(CUSIP Number)

Huihe Zheng

Room 715, 7F, The Place Tower C, No. 150 Zunyi Road

Changning District, Shanghai, China 200051

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74738H 106

1	Names of Reporting Person. Huihe Zheng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 99,710,000(1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 10,610,000(1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,610,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 91.7%
14	Type of Reporting Person IN

(1)	Includes 900,000 shares of Series C Convertible Preferred Stock, each initially convertible into eleven shares of common stock of the Issuer.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Person on March 13, 2020 (as amended from time to time, the “Schedule 13D”). Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D. The number of shares in this Amendment No. 1 reflects a reverse stock split of all the issued and outstanding stock at a ratio of 1-for-100 effected in May 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of QDM International Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Room 715, 7F, The Place Tower C, No. 150 Zunyi Road, Changning District, Shanghai, China 200051.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On October 21, 2020, pursuant to a share exchange agreement (the “Share Exchange Agreement“) by and among the Issuer, QDM Holdings Limited (“QDM BVI”) and the Reporting Person, the Reporting Person acquired an aggregate of 900,000 shares of Series C Convertible Preferred Stock, par value $0.0001 per share, each initially convertible into eleven shares of Common Stock (the “Series C Preferred Stock”), as consideration for his 100% ownership of all the outstanding capital stock of QDM BVI (the transaction, the “Share Exchange”).

As a result of the consummation of the Share Exchange, the Issuer acquired QDM BVI and its indirect subsidiary, YeeTah Insurance Consultant Limited, a Hong Kong corporation (“YeeTah”), an insurance brokerage company primarily engaged in the sales and distribution of insurance products in Hong Kong.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Share Exchange was undertaken by the Issuer in order to accomplish the acquisition of the business of YeeTah by the Issuer.

The description of the Share Exchange Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed herewith as Exhibit 99.1. Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting person and any person with respect to any securities of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based on a total of 1,668,049 shares of Common Stock outstanding as of October 21, 2020, as reported by the Issuer in the current report on Form 8-K, filed by the Issuer with the SEC on October 27, 2020) are as follows:

a)		Amount beneficially owned: 10,610,000	Percentage: 91.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	10,610,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	10,610,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Share Exchange Agreement, dated as of October 21, 2020, by and among the Issuer, QDM BVI and the Reporting Person.

Exhibit 99.2	Certificate of Designation of Series C Convertible Preferred Stock of the Issuer filed on October 8, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2020

Huihe Zheng

	By	/s/ Huihe Zheng
Huihe Zheng

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